VF 3-18-04

04002982

AA 3-12-2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 39728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Huckin Financial Group, Inc.
FN: David Huckin and Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston (City) Texas (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Huckin (713) 526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

6565 West Loop South, Suite 800, Bellaire (Address) (City) Texas (State) 77401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3-28-2004

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN E. ACHE
MY COMMISSION EXPIRES
DECEMBER 31, 2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in FXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUCKIN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

BRIGGS & VESELKA CO.

Bellaire / Houston

A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors
6565 West Loop South, Suite 800
Bellaire, Texas 77401

El Campo

713.667.9147 Fax 713.667.1697
www.bvccpa.com

To the Board of Directors
Huckin Financial Group, Inc.
Houston, Texas

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc., (a Texas Corporation) as of December 31, 2003, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Huckin Financial Group, Inc., as of December 31, 2002, were audited by other auditors whose report dated February 12, 2003 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 20, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES		
Accounts payable	$ 46	$ 943
Accrued commissions	44,158	36,393
Payroll taxes payable	1,794	142
TOTAL CURRENT LIABILITIES	45,998	37,478
SHAREHOLDERS' EQUITY		
Common stock, $1.00 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	7,257	7,257
Accumulated other comprehensive income	(192,724)	(270,035)
Retained earnings	673,211	677,447
TOTAL SHAREHOLDERS' EQUITY	488,744	415,669
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 534,742	$ 453,147

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
COMMISSION REVENUE	$ 1,417,545	$ 1,648,880
OPERATING EXPENSES		
Depreciation	10,017	7,216
Selling, general and administrative	1,405,851	1,570,417
TOTAL OPERATING EXPENSES	1,415,868	1,577,633
OPERATING INCOME	1,677	71,247
OTHER INCOME (EXPENSES)		
Interest income	635	977
Dividend income	1,214	1,581
Miscellaneous	1,761	-
Gain (loss) on marketable securities	(4,259)	3,438
TOTAL OTHER INCOME (EXPENSES)	(649)	5,996
INCOME BEFORE INCOME TAX	1,028	77,243
FEDERAL INCOME TAX PROVISION		
Current	-	3,540
Deferred	5,264	7,896
TOTAL FEDERAL INCOME TAX PROVISION	5,264	11,436
NET INCOME (LOSS)	$ (4,236)	$ 65,807

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (4,236)	$ 65,807
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Depreciation and amortization	10,017	7,216
Gain (loss) on sale of securities	4,259	(3,438)
(Increase) decrease in assets:		
Accounts receivables – commissions	(96,187)	4,546
Corporate income tax overpayment	-	3,540
Increase (decrease) in liabilities:		
Accounts payable	(897)	(525)
Payroll taxes payable	1,652	142
Accrued commissions	7,765	14,193
Deferred income tax	2,302	(10,523)
TOTAL ADJUSTMENTS	(71,089)	15,151
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(75,325)	80,958
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(11,617)	(27,825)
Purchase of available-for-sale securities	(3,971)	(183,500)
Proceeds from sale of available-for-sale securities	90,434	115,643
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	74,846	(95,682)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(479)	(14,724)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,867	64,591
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 49,388	$ 49,867

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
SUPPLEMENTAL CASH FLOW INFORMATION		
INCOME TAXES PAID	$ -	$ -
INTEREST PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements.

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-in-Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE, December 31, 2001	$ 1,000	$ 7,257	$ (164,956)	$ 611,640	$ 454,941
COMPREHENSIVE INCOME					
Net income	-	-	-	65,807	65,807
Unrealized holding losses on securities (net of $18,419 deferred tax benefit)	-	-	(105,079)	-	(105,079)
TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	(105,079)	65,807	(39,272)
BALANCE, December 31, 2002	1,000	7,257	(270,035)	677,447	415,669
COMPREHENSIVE INCOME					
Net loss	-	-	-	(4,236)	(4,236)
Unrealized holding gain (net of $13,743 deferred tax expense)	-	-	77,311	-	77,311
TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	77,311	(4,236)	73,075
BALANCE, December 31, 2003	$ 1,000	$ 7,257	$ (192,724)	$ 673,211	$ 488,744

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is engaged as an agent for the sale of annuities and mutual funds to educators in Harris and surrounding counties in Texas.

Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

Holdings of highly liquid investments with maturities of three (3) months or less when purchased are considered to be cash equivalents.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. Revenue Recognition

Commission revenue is recognized when the annuity issuer or mutual fund broker accepts the underlying sales contract and at contract renewal dates. Commission refunds are recognized when the Company is notified of policy cancellation by the annuity issuer.

D. Accounts Receivable

All trade accounts receivable at December 31, 2003 were received subsequent to year-end, accordingly, no allowance for doubtful accounts is needed.

E. Investments

The Company classifies its marketable equity securities as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

F. Depreciation

The Company computes depreciation for financial statement purposes principally by the straight line method based upon the estimated useful lives of the respective assets. Depreciation is based upon the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Office equipment	5 years

G. Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2003 and 2002 were $32,093 and $30,437, respectively.

H. Deferred Income Taxes

For income tax reporting, the Company uses the cash basis of accounting. Deferred income taxes have been recorded for the difference in accounts receivable and accounts payable. The Company also uses accounting methods for tax reporting purposes that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

NOTE 2 – RESERVE REQUIREMENTS

The Company does not maintain customer accounts and therefore, is not subject to reserve requirements defined in the Securities and Exchange Commission Rule 15c3-3. The Company claims exemption under Sub-Section (k) (1) of this rule.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Cost and fair value of marketable securities at December 31, 2003 and 2002, are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December 31, 2003				
Available-for-sale:				
Equity securities	**$ 479,928**	**$ 406**	**$ 224,330**	**$ 256,004**
December 31, 2002				
Available-for-sale:				
Equity securities	$ 569,432	$ -	$ 314,323	$ 255,109

Actual cost was used in calculating realized gains. The change in net unrealized holding gains (losses) on securities available-for-sale in the amount of $91,054 and ($123,498) net of deferred tax of $13,243 and ($18,419) has been charged to other comprehensive income for the years ended December 31, 2003 and 2002, respectively.

NOTE 4 – FEDERAL INCOME TAX PROVISION

The provision for income taxes consists of the following for December 31,:

	2003	2002
Income tax at statutory rates	$ -	$ 3,540
Deferred federal income tax	5,264	7,896
FEDERAL INCOME TAX	$ 5,264	$ 11,436

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. The following represents the approximate tax effects of each significant type of temporary differences giving rise to the following deferred income tax asset and liability:

NOTE 4 – FEDERAL INCOME TAX PROVISION (CONTINUED)

	2003	2002
DEFERRED TAX ASSET		
Accounts payable	$ (1,452)	$ (3,249)
Accrued commissions	4,727	5,458
Unrealized loss marketable securities	31,237	44,980
Net operating loss carryforward	10,767	-
TOTAL DEFERRED TAX ASSET	45,279	47,189
DEFERRED TAX LIABILITY		
Accounts receivable	16,737	2,310
Depreciation	5,693	5,422
TOTAL DEFERRED TAX LIABILITY	22,430	7,732
NET DEFERRED TAX ASSET	$ 22,849	$ 39,457

NOTE 5 – OPERATING LEASES

The Company leases its office space under an operating lease that expires November 2004. The monthly lease payment is $4,797. In addition, the Company leases a vehicle under an operating lease that expires February 2004. The monthly lease payment is $1,681, and the lease payments are classified as automobile expense.

The following is a schedule of future minimum rental payments required under noncancelable operating leases as of December 31, 2003:

Year Ending December 31,	Amount
2004	$ 56,126
TOTAL	$ 56,126

Rental expenses on the office space for the years ended December 31, 2003 and 2002 were $73,249 and $58,307, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLANS

The Company has adopted a noncontributory money purchase plan and a profit sharing plan which cover all employees who have met certain minimum service requirements. The plan allows the Company to contribute the lesser of $40,000 or twenty-five percent (25%) of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code. During the years ended December 31, 2003 and 2002, the Company provided for contributions to the plan in the amount $40,000.

NOTE 7 – CONTINGENCY

Commission revenue is refundable to the annuity issuer if the annuity policy is canceled within certain specified time periods as determined by the various issuers with whom the Company contracts.

NOTE 8 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2003 and 2002, the Company had computed regulatory net capital of $188,534 and $156,971, which exceeded its required net capital of $5,000 by $183,534 and $151,971, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2003 and 2002 was .25 to 1.

NOTE 9 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2003 and 2002, the Company had no liabilities subordinated to claims of general creditors.

NOTE 10 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Cash and cash equivalents – the carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

- Accounts receivable and accounts payable – the carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

ADDITIONAL INFORMATION

Bellaire / Houston

BRIGGS & VESELKA CO.

A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors
6565 West Loop South, Suite 800
Bellaire, Texas 77401

713.667.9147 Fax 713.667.1697
www.bvccpa.com

El Campo

To the Board of Directors
Huckin Financial Group, Inc.
Houston, Texas

Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Huckin Financial Group, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's Board of Directors authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Huckin Financial Group, Inc.
Re: Independent Auditor's Report on Internal Accounting Controls
Required by SEC Rule 17a-5

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 20, 2004

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE I – SCHEDULES OF NET CAPITAL PURSUANT TO RULE 15c-3-3
DECEMBER 31, 2003 AND 2002

	2003	2002
Current assets	$ 215,929	$ 136,829
Securities	256,004	255,109
Deposits	4,796	4,796
TOTAL ASSETS	534,742	453,147
TOTAL LIABILITIES	45,998	37,478
TOTAL SHAREHOLDERS' EQUITY	430,731	359,256
LESS NONALLOWABLE ITEMS:		
Haircut on security positions	35,105	38,266
Haircut on undue concentrations	5,328	10,215
TOTAL NONALLOWABLE ITEMS	201,764	153,804
ADJUSTED NET CAPITAL	188,534	156,971
NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 183,534	$ 151,971

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE II – RECONCILIATION OF FIRM'S NET CAPITAL
PURSUANT TO RULE 17A-5(D)(1)
DECEMBER 31, 2003

Reconciliation of the overstatement of the firm's net capital for the year ended December 31, 2003 pursuant to SEC Rule 17a-5 (d) (1).

COMPUTATION OF NET CAPITAL

Total ownership equity, as reported on unaudited focus report	$ 443,848
RECONCILIATION TO AUDITED STATEMENTS	
Accounts receivable not recorded on unaudited report	97,132
Federal income tax overpayment overstated on unaudited report	-
Deferred tax asset not recorded on unaudited report	(13,743)
Depreciation over accrued on unaudited report	(1,617)
Accounts payable not recorded on unaudited report	(2,264)
Commissions payable not recorded on unaudited report	(29,348)
Federal tax on unrealized losses not accrued on unaudited report	(5,264)
OWNERSHIP EQUITY, PER AUDITED STATEMENTS	488,744
DEDUCTION FOR NONCURRENT ASSETS	
Property and equipment, net of depreciation	58,013
NET EQUITY	430,731
HAIRCUTS	
Securities positions	35,105
Undue concentrations	5,328
NONALLOWABLE ITEMS	201,764
ADJUSTED NET CAPITAL	188,534
NET CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL	$ 183,534
AGGREGATE INDEBTEDNESS	$ 45,998
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.25